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                                                               EXHIBIT (a)(5)(G)

                                                                  MEDIA CONTACT:
                                                                 Peggy A. Palter
                                                                  (847) 286-8361

                                                          FOR IMMEDIATE RELEASE:
                                                                    May 17, 2002

                    SEARS BEGINS TENDER OFFER FOR LANDS' END

     HOFFMAN ESTATES, Ill. - Sears, Roebuck and Co. (NYSE:S) today commenced a cash offer to acquire all of the outstanding common shares of Lands' End, Inc. (NYSE: LE) at a price of $62 per share, net to the seller in cash. The tender offer is scheduled to expire at midnight, Eastern time, on Friday, June 14, 2002, unless extended.

     The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent,
D. F. King & Co., Inc., at 800-290-6429.

     Sears announced on May 13 that the company had reached an agreement with Lands' End to acquire the direct merchant in a cash tender offer for $62 per Lands' End share, or approximately $1.9 billion. Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears.

     Morgan Stanley is the dealer manager for the offer and Mellon Investor Services LLC is serving as the depositary for the offer.

     Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company's annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, sears.com.

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